Exhibit 20.1

GRANITE FINALIZES ACQUISITION OF
HALMAR BUILDERS OF NEW YORK, INC.

Watsonville, California (July 2, 2001) Granite Construction Incorporated (NYSE: GVA) announced today that it has completed the acquisition of 100% of the common stock of Halmar Builders of New York, Inc., a Mt. Vernon, New York-based heavy-civil construction company. Financed via a combination of bank credit and cash, the final purchase price is approximately $19.0 million and is subject to final closing adjustments. The new entity will operate under the name Granite Halmar Construction Company, Inc. The company will be operated as a wholly owned subsidiary of Granite Construction Incorporated. As part of the transaction, Granite will also assume Halmar’s backlog of nearly $200 million.

“The opportunity to move into a $6 billion a year New York-area market is very exciting for us. This acquisition meets our long-term strategy of expanding our operations from coast to coast,” says Granite Executive Vice President and Chief Operating Officer William G. Dorey. Adding that, “This is a good match between two companies that have similar philosophies on how we conduct business, build work and treat our employees, our customers and our stakeholders.”

Halmar is one of the largest heavy civil construction firms operating in the metropolitan New York City area. In 2000, the company had revenues of approximately $206 million. The company’s major clients include the Port Authority of New York, the Metropolitan Transit Authority, City of New York, the New York Department of Transportation and JFK IAT LLC. Some of the projects currently being constructed by Halmar include the expansion of the British Airways Terminal at JFK International Airport, the Staten Island Railroad resignaling project and the Palisades Interstate Parkway reconstruction project.